SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Kadmon Holdings, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

48283N106
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
 (212) 847-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48283N106	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,631,681 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,631,681 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,681 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN
(1)          Includes 2,313,225 shares of common stock, par value $0.001 (“Common Stock”), of Kadmon Holdings, Inc. (the “Issuer”), issuable upon the conversion of 5% Convertible Preferred Stock (the “Preferred Stock”) of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 14, 2018) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants (defined below) on an as-converted basis.
(2)  Based on 110,674,877 shares of Common Stock outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2018,  plus 2,313,225  shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 14, 2018) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,631,681 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,631,681 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,681 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO
(1)          Includes 2,313,225  shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 14, 2018) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(2)          Based on 110,674,877 shares of Common Stock outstanding as reported in the Issuer’s prospectus supplement filed with the SEC on June 12, 2018, plus 2,313,225 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 14, 2018) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106	Page 4 of 7 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,631,681 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,631,681 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,681 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN
(1)          Includes 2,313,225  shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 14, 2018) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(2)          Based on 110,674,877 shares of Common Stock outstanding as reported in the Issuer’s prospectus supplement filed with the SEC on June 12, 2018, plus 2,313,225 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 14, 2018) and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 7”) amends the Schedule 13D filed on August 5, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed April 3, 2017 (the “Amendment No. 1”), as amended by Amendment No. 2 to the Amendment No. 1 filed June 26, 2017 (the “Amendment No. 2”), as amended by Amendment No. 3 to the Amendment No. 2 filed August 3, 2017 (“Amendment No. 3”), as amended by Amendment No. 4 to Amendment No. 3 filed September 28, 2017 (“Amendment No. 4”), as amended by Amendment No. 5 to Amendment No. 4 filed December 5, 2017 (“Amendment No. 5”), as amended by Amendment No. 6 to Amendment No. 5 filed January 16, 2018 (“Amendment No. 6”)  (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 7 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Kadmon Holdings, Inc., a Delaware corporation (the “Issuer”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7.  This Amendment No. 7 is being filed to report the change in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons as a result of the change in the number of outstanding shares of Common Stock, reported by the Company in its prospectus supplement dated June 12, 2018 and filed with the Securities and Exchange Commission.
Item 5. Interest in Securities of the Issuer.
Item 5(a)-(c) and (e) is amended and supplemented by adding thereto the following:
(a) and (b) As of the close of business on June 14, 2018, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Amendment of the Common Stock outstanding.  The percentages used in this Amendment No. 7 are calculated based upon (i) the 110,674,877 shares of Common Stock reported to be outstanding as of June 14, 2018 by the Issuer in its prospectus supplement, filed with the SEC on June 12, 2018 and the press release issued by the Issuer on June 14, 2018, plus, where indicated, (ii) (x) 2,313,225  shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis (including shares of Common Stock that are issuable in respect of accrued and unpaid dividends on the Preferred Stock as of June 14, 2018) and (y) 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(c)          The transactions in shares of Common Stock by the Reporting Persons during the past 60 days are set forth in Exhibit A and are incorporated herein by reference.  Such transactions were all sales by certain of the Funds and Managed Accounts in open market transactions through a brokerage entity on the New York Stock Exchange.
(e)          On June 14, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: June 14, 2018

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

By:	/s/ Steven A. Tananbaum
Name: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

By:	/s/ Steven A. Tananbaum
Name: Steven A. Tananbaum
Title: Managing Member

/s/ Steven A. Tananbaum
STEVEN A. TANANBAUM